Orbis
Grupa Hotelowa

Warsaw, 2005-10-26

United States Securities
and Exchange Commission
Washington D.C. [redacted]
USA

05012356

Ref.: 82-5025

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Dear Sirs,

Please find enclosed the text of the Current report no 33/2005.
Best regards

Krzysztof Gerula

I Vice-President

82-5025

Current report no 33/2005

The Management Board of "Orbis" S.A. hereby informs that the following shareholders held at least 5% of the total number of votes at the Extraordinary General Meeting of Orbis S.A. Shareholders held on October 20, 2005:

1) ACCOR S.A., which represented 16 394 151 votes out of the aggregate number of 24 985 683 votes present at the above mentioned General Meeting.
The number of 16 394 151 votes represented by ACCOR S.A. accounted for 65.61% of the total number of 24 985 683 votes present at the above mentioned General Meeting.
The number of 16 394 151 votes represented by ACCOR S.A. at this General Meeting of Shareholders accounted for 35.58% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

2) Commercial Union OFE BPH CU WBK, which represented 3 500 000 votes out of the aggregate number of 24 985 683 votes present at the above mentioned General Meeting.
The number of 3 500 000 votes represented by Commercial Union OFE BPH CU WBK accounted for 14.00% of the total number of 24 985 683 votes present at the above mentioned General Meeting.
The number of 3 500 000 votes represented by Commercial Union OFE BPH CU WBK at this General Meeting of Shareholders accounted for 7.60% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

3) ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny, which represented 2 800 000 votes out of the aggregate number of 24 985 683 votes present at the above mentioned General Meeting.
The number of 2 800 000 votes represented by ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny accounted for 11.21% of the total number of 24 985 683 votes present at the above mentioned General Meeting.
The number of 2 800 000 votes represented by ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny at this General Meeting of Shareholders accounted for 6.08% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.